SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                                Handleman Company
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                                (Name of Issuer)


                          Common Stock, $.01 per share
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                         (Title of Class of Securities)


                                    410252100
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                                 (CUSIP Number)


                              Ronald E. Gutfleish
                         c/o Elm Ridge Management, LLC
                          747 Third Avenue, 33rd Floor
                               New York, NY 10017
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 1, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 410252100
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ronald E. Gutfleish
     c/o Elm Ridge Capital Management, LLC and Elm Ridge Value Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,015,900

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,015,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,015,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.84%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 410252100
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,153,500

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,153,500

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,153,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.49%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 410252100
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Value Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     862,400

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     862,400

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     862,400

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.35%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  410252100
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is the Handleman Company, a Michigan corporation (the "Issuer"). The address of the Issuer's offices is 500 Kirts Blvd., Troy, Michigan 48084. This schedule relates to the Issuer's Common Stock, $.01 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Elm Ridge Capital Management, LLC and Elm Ridge Value Advisors, LLC, both Delaware limited liability companies and Ronald E. Gutfleish (each a "Reporting Person" and collectively the "Reporting Persons"). The Reporting Persons' principle business address is located at 747 Third Avenue, 33rd Floor New York, NY 10017. Elm Ridge Value Advisors, LLC serves as general partner of Elm Ridge Value Parnters, L.P. and Elm Ridge Capital Partners, L.P. (collectively, the "Partnerships"). Each of the Partnerships is a Delaware limited partnership. Elm Ridge Capital Management, LLC serves as investment manager for Elm Ridge Value Partners Offshore Fund, Inc., a Cayman Islands exempted company (the "Offshore Fund"). Mr. Gutfleish also serves as the managing member of both Elm Ridge Value Advisors, LLC and Elm Ridge Capital Management, LLC and as the portfolio manager to the Partnerships, the Offshore Fund (collectively, the Partnerships and the Offshore Fund, are referred to as the "Clients").

     (d) Ronald E. Gutfleish is a United States citizen, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Gutfleish may be deemed to beneficially own 2,015,900 shares.

     As of the date hereof, Elm Ridge Capital Management, LLC may be deemed to beneficially own 1,153,500 shares.

     As of the date hereof, Elm Ridge Value Advisors, LLC may be deemed to beneficially own 862,400 shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Person were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of the Clients. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons intend to communicate more frequently with the Issuer's Board of Director regarding the operations of the business.

     In an effort to protect the investments made on behalf of it and its Clients, as well as to maximize shareholder value, the Reporting Persons and the Reporting Persons on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

          (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

          (2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

          (3)  a sale or transfer of a material amount of assets of the Issuer;

          (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (5) any material change in the present capitalization or dividend policy of the Issuer;

          (6) any other material change in the Issuer's business or corporate structure;

          (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

          (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

          (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Ronald Gutfleish may be deemed to be the beneficial owner of 2,015,900 Shares, or 7.84% of the Shares of the Issuer, based upon the 25,692,244 Shares outstanding as of March 7, 2003, according to the Issuer's most recent Form 10-Q.

     Ronald E. Gutfleish shares the power to vote or direct the vote of 2,015,900 Shares to which this filing relates.

     Ronald E. Gutfleish has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Ronald E. Gutfleish shares the power to dispose or direct the disposition of the 2,015,900 shares to which this filing relates.

     Ronald E. Gutfleish has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     Ronald E. Gutfleish specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 2,015,900 Shares were acquired for investment purposes. Ronald E. Gutfleish and/or Ronald E. Gutfleish on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Ronald E. Gutfleish may engage in any or all of the items discussed in Item 4 above.

     Elm Ridge Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC shares the power to vote or direct the vote of the 1,153,500 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     Elm Ridge Capital Management, LLC shares the power to dispose or direct the disposition of the 1,153,500 shares to which this filing relates.

     Elm Ridge Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 1,153,500 Shares were acquired for investment purposes. Elm Ridge Capital Management, LLC and/or Elm Ridge Capital Management, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Elm Ridge Capital Management, LLC may engage in any or all of the items discussed in Item 4 above.

     Elm Ridge Value Advisors, LLC shares the power to vote or direct the vote of the 862,400 Shares to which this filing relates.

     Elm Ridge Value Advisors, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Elm Ridge Value Advisors, LLC shares the power to dispose or direct the disposition of the 862,400 shares to which this filing relates.

     Elm Ridge Value Advisors, LLC has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     Elm Ridge Value Advisors, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The 862,400 Shares were acquired for investment purposes. Elm Ridge Value Advisors, LLC and/or Elm Ridge Value Advisors, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Elm Ridge Value Advisors, LLC may engage in any or all of the items discussed in Item 4 above.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Schedule of Transactions in the Shares of the Issuer Exhibit B: Letter to Issuer

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

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     April 1, 2003
                                        ----------------------------------------
                                                       (Date)


                                              Ronald E. Gutfleish*

                                              BY: /s/ Ronald E. Gutfleish*
                                            ------------------------------------
                                            Name:  Ronald E. Gutfleish
                                            Title: Managing Member


                                              Elm Ridge Capital Management, LLC*

                                              BY: /s/ Ronald E. Gutfleish*
                                            ------------------------------------
                                            Name:  Ronald E. Gutfleish
                                            Title: Managing Member

                                            Elm Ridge Value Advisors, LLC*

                                              BY: /s/ Ronald E. Gutfleish*
                                            ------------------------------------
                                            Name:  Ronald E. Gutfleish
                                            Title: Managing Member


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Exhibit A
                           Transactions in the Shares

Date of                           Number of Shares          Price of
Transaction                       Purchase/(SOLD)           Shares

Elm Ridge Capital Partners, L.P. Main account:
2/26/03                           64,500                    $900,897.30
3/4/03                            13,500                    $196,246.80
3/31/03                            2,400                     $35,244.48

Elm Ridge Offshore Fund, Inc. Main account:
2/26/03                           80,500                  $1,124,375.70
2/28/03                            2,700                     $38,205.00
3/4/03                            23,500                    $341,614.80
3/31/03                           17,600                    $258,459.52

Elm Ridge Value Partners, L.P. Main Account:
2/26/03                            5,000                     $69,837.00

                                    Exhibit B



April 1, 2003




Board of Directors of Handleman Co.
c/o Mr. Stephen Strome
Chairman/CEO
Handleman Company
500 Kirts Blvd
Troy, MI 48084-4142


Ladies and Gentlemen:


Elm Ridge Capital Management, LLC and Elm Ridge Value Advisors, LLC collectively own approximately 2,000,000 shares of Handleman Company and wish to voice its concern over the striking change in our company's strategic direction announced on March 27, 2003.

In fact, we have two major issues: 1) we are unable to understand how any acquisition intended to reduce customer concentration would be a better use of the company's capital than repurchasing its stock at current valuations; and 2) perhaps equally disturbing, is management's willingness to disregard the clearly expressed wishes of its shareholders.

On the first point, we would argue that our company's stock would benefit more from evidence that it would invest wisely than from any reduction in customer concentration. Here, we are confident that the market would reward our company's efforts to focus on those investment opportunities that offer the greatest risk-return profile. As the stock sells at about 7x First Call consensus earnings estimates for the coming fiscal year - and the fact that you ought to know more about your business than any offered for sale - we are extremely skeptical that any acquisition would be viewed favorably in this light.

We think that your concern about customer concentration is terribly off base. We would just like you to take note of what has happened in the defense industry. Faced with declining budgets these stocks sold for multiples lower than ours in the early `90s, while generating enormous amounts of free cash. And yet, rather than deploy the surplus into new businesses, the leading firms used it first to buy back their own stock, and only then to buy that of their competitors. As a result, their shareholders were very well rewarded--as some issues appreciated more than 10-fold during the ensuing decade.

While we are unable to envision a scenario where any acquisition would be more beneficial than a significant stock repurchase, we are perhaps even more distressed by management's view of its role in relation to the owners of its stock. We ask you here to review the transcript of our November 20, 2002 conference call, where caller upon caller pressed management to implement a substantive share buyback. One caller took the issue of corporate governance head on, arguing that: "I think it's important that you get more shareholder friendly or ownership representation on your board."

Thus we were encouraged by our company's February 26, 2003 announcement that it was selling its Madacy division and that the board had authorized the repurchase of up to 20% of its shares. According to Mr. Strome, "we will be aggressive in terms of buying back shares, especially in this period between the 25th of March and the end of April in order to demonstrate that we are committed to buying back shares." As a result, the shares rose nearly 30% in the ensuing two weeks, a clear endorsement of this decision.

And then, with some curious timing, we learned on March 27th, that the company is both pursuing an acquisition and suspending its share repurchase -- in what looks to be a direct contravention of the will of its shareholders.

Management has argued that they are responding to some other expressed wishes to reduce its customer concentration. Given the rather clear wishes of our company's owners on recent conference calls, we question whose concerns management might be addressing.

Our goals are clear. As our representatives, we are asking the board to properly reflect the wishes of what we would believe to be a substantial majority of the company's shareholders - to halt any forays into "related" businesses, and to aggressively buy back stock.

We eagerly await your response.




Ronald Gutfleish
Managing Member
Elm Ridge Capital Management, LLC
Elm Ridge Value Advisors, LLC


03563.0001 #395288